SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Midstates Petroleum Company, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

59804T407
(CUSIP Number)

Brian Meyer
Fir Tree Capital Management LP
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Marc Weingarten, Esq.
Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59804T407	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Fir Tree Capital Management LP (formerly known as Fir Tree Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,686,129 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,686,129 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,686,129 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%*
14	TYPE OF REPORTING PERSON IA, PN

* Reflects a tender of an estimated 1,706,549 shares of Common Stock in the Tender Offer (as defined in Item 4), based on the Issuer’s Press Release (as defined in Item 4).

CUSIP No. 59804T407	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 31, 2016 (the "Original Schedule 13D," together with this Amendment No. 1, the "Schedule 13D") with respect to the common stock, $0.01 par value per share (the "Common Stock"), of Midstates Petroleum Company, Inc., a Delaware corporation (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.  This Amendment No. 1 amends Items 2, 4 and 5 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2(a) of the Schedule 13D is hereby amended and supplemented and Item 2(f) and Schedule A is hereby amended and restated in its entirety as follows:

(a)

This statement is filed by Fir Tree Capital Management LP, a Delaware limited partnership ("Fir Tree" or the "Reporting Person").

On December 29, 2017, Fir Tree Inc. converted into a Delaware limited partnership and changed its legal name to "Fir Tree Capital Management LP."

(f)	Fir Tree is a Delaware limited partnership.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 12, 2019, the Fir Tree Funds tendered shares of Common Stock to the Issuer pursuant to the Issuer's tender offer to purchase for cash up to 5,000,000 shares of its Common Stock at a fixed price of $10.00 per share of Common Stock (the "Tender Offer"). Based on the Issuer’s press release dated as of February 13, 2019 (the "Press Release"), Fir Tree estimates that 1,706,949 shares were accepted by the Issuer (which estimate is subject to verification by the Issuer's depositary).

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

CUSIP No. 59804T407	SCHEDULE 13D/A	Page 4 of 6 Pages

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 20,390,666 shares of Common Stock outstanding, which is the difference obtained by subtracting the 5,000,000 shares of Common Stock purchased by the Issuer in in the Tender Offer, from the 25,390,666 shares of Common Stock outstanding as of January 11, 2019, as disclosed in the Issuer's Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on January 14, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as disclosed in Item 4 hereto, the Reporting Person has not effected any transactions in securities of the Issuer in the past sixty days.

CUSIP No. 59804T407	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

FIR TREE CAPITAL MANAGEMENT LP

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel

CUSIP No. 59804T407	SCHEDULE 13D/A	Page 6 of 6 Pages

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of each general partner, managing member or control person of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Common Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Fir Tree Capital Management LP

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
FTCM GP LLC	General Partner	Investment Management	Delaware	55 West 46th Street, 29th Floor, New York, NY 10036

FTCM GP LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Jeffrey Tannenbaum	Managing Member	Investment Management	United States	55 West 46th Street, 29th Floor, New York, NY 10036